Exhibit 99.4

EXECUTION COPY

CONFIDENTIAL

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is entered into as of August 29, 2019, by and between Navios Shipmanagement Holdings Corporation, a corporation duly organized and existing under the laws of the Marshall Islands (the “Company”), Navios Shipmanagement Inc., Navios Tankers Management Inc. Navios Containers Management Inc., Kleimar LTD and Navios Corporation Management Inc., each a corporation duly organized and existing under the laws of the Marshall Islands (each of such companies, a “Contributed Company” and together, the “Contributed Companies”), and Navios Maritime Holdings Inc., a corporation duly organized and existing under the laws of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960 (“NMHI”, and the Company, each of the Contributed Companies and NMHI together, the “Parties”).

RECITALS

WHEREAS, NMHI owns directly 100% of the outstanding equity interests of the Company;

WHEREAS, NMHI owns, directly or indirectly, 100% of the outstanding equity interests of each of the Contributed Companies as set forth on Schedule 1 attached hereto (such equity interests, the “Contributed Interests”);

WHEREAS, NMHI desires to, and desires to cause its subsidiaries to, contribute, transfer, assign and deliver to the Company all of their respective right, title and interest in and to the Contributed Interests and the Company desires to accept and assume the Contributed Interests pursuant to this Agreement;

WHEREAS, (i) as of the date hereof, NMHI owes certain amounts to each of the Contributed Companies (the amount that NMHI owes to each of the Contributed Companies as of the date hereof (for the avoidance of doubt, excluding any amounts owed under the Credit Documents) is referred to as such Contributed Company’s “Loan Amount”), (ii) each Contributed Company desires to release NMHI from its obligation to repay such Contributed Company’s Loan Amount, and (iii) simultaneously herewith, NMHI and certain of its subsidiaries, on the one hand, and the Company, on the other hand, are entering into the Credit Agreement and related agreements attached as Exhibit A hereto (such agreements, the “Credit Documents”) under which NMHI and such subsidiaries will be obligated to pay to the Company a principal amount of $125,000,000, subject to adjustment pursuant to Section 4 of this Agreement, on the terms and subject to the conditions as set forth in the Credit Documents; and

WHEREAS, Navios Ship Management Inc., on the one hand, and NMHI, on the other hand, desire to enter into (i) a Management Agreement in the form attached as Exhibit B hereto and (ii) an Administrative Services Agreement in the form attached as Exhibit C hereto (together, the “Management Agreements”).

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Contribution. NMHI (for itself and on behalf of each subsidiary of NMHI that owns Contributed Interests) hereby contributes, transfers, assigns and delivers to the Company, and the Company hereby accepts and assumes from NMHI and each such subsidiary, all of their respective right, title and interest in and to the Contributed Interests, together with all other rights, privileges and obligations relating to the Contributed Interests, which contribution, transfer, assignment and conveyance shall be effective as of the date hereof (the “Contribution”).

2. Release. Each Contributed Company hereby fully and unconditionally releases NMHI from, and forgives, any and all obligations NMHI may have to repay or satisfy the Loan Amount owed by NMHI to such Contributed Company.

3. Credit Documents. Simultaneously herewith, NMHI and certain of its subsidiaries, on the one hand, and the Company, on the other hand, are entering into the Credit Documents with an initial outstanding principal amount (the “Principal Amount”) equal to $125,000,000 (the “Estimated Principal Amount”), subject to adjustment pursuant to Section 4.

4. Post-Closing Adjustment.

(a) For purposes hereof, “Closing Net Assets” means an aggregate amount, as of 11:59 p.m. EST on the date hereof, equal to (i) the amount of the assets of the Contributed Companies that are included in the specific line items set forth under the heading “ASSETS” on Schedule 2 attached hereto, minus (ii) the amount by which the liabilities of the Contributed Companies included in the line items set forth under the heading “LIABILITIES” on Schedule 2 attached hereto exceed $17 million, in each case, as determined in accordance with generally accepted accounting principles as in effect in the United States applied in a manner consistent with the consistent classifications, judgments and valuation and estimation methodologies used in the preparation of the unaudited combined carve-out balance sheet of the Contributed Companies as at June 30, 2019 attached as Schedule 3 hereto (the “Unaudited Carve-Out Balance Sheet”).

(b) Within 60 days after the date hereof, the Company shall prepare and deliver to NMHI a statement setting forth its calculation of Closing Net Assets (the “Closing Net Assets Statement”), which statement shall be prepared in accordance with U.S. GAAP and will use (to the extent consistent with U.S. GAAP) the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Unaudited Carve-Out Balance Sheet.

(c) NMHI shall have 60 days following delivery of the Closing Net Assets Statement (the “Review Period”) to review such statement, and in connection therewith, the Company shall provide NMHI with access to the books and records and personnel of the Company and Contributed Companies relevant to the Closing Net Assets Statement as NMHI may reasonably request for the purpose of reviewing the Closing Net Assets Statement and to prepare a Statement of Objections (as defined below), provided that such access shall be in a manner that does not interfere with the normal business operations of the Company or the Contributed Companies.

(d) NMHI may object to the Closing Net Assets Statement by delivering to the Company prior to 5:00 p.m. EST on the last day of the Review Period a written statement setting forth NMHI’s objections thereto in reasonable detail, indicating each disputed item or amount and the basis for NMHI’s disagreement therewith (the “Statement of Objections”). If NMHI fails to timely

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deliver the Statement of Objections, the Closing Net Assets Statement shall be deemed to have been accepted by NMHI and the amount of Closing Net Assets set forth therein shall be final and binding on the Parties for all purposes of this Agreement and the Credit Documents. If NMHI timely delivers a Statement of Objections, NMHI and the Company shall negotiate in good faith to resolve such objections within 30 days after the delivery of such Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Closing Net Assets Statement, with such changes to the amount of Closing Net Assets as are agreed in writing by NMHI and the Company, shall be final and binding on the Parties for all purposes of this Agreement.

(e) If NMHI and the Company fail to reach an agreement with respect to all of the disputed items or amounts set forth in the Statement of Objections during the Resolution Period, then any items or amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to an impartial nationally recognized firm of independent certified public accountants, other than NMHI’s accountants or the Company’s accountants, appointed by mutual agreement of the Company and NMHI (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Closing Net Assets Statement and the amount of Closing Net Assets (including any adjustments resolved by the Parties in accordance with Section 4(d) above) to reflect such resolution. The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the Company and NMHI shall agree in writing) after their engagement, and unless otherwise agreed in writing by the Company and NMHI, the Independent Accountant’s resolution of the Disputed Amounts and their adjustments to the Closing Net Assets Statement and the final amount of Closing Net Assets shall be conclusive and binding on the Parties. The Parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the Parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Net Assets Statement and the Statement of Objections, respectively. The fees and expenses of the Independent Accountant shall be paid by NMHI, on the one hand, and the Company, on the other hand, based upon the percentage that the amount actually contested but not awarded to NMHI or the Company, respectively, bears to the aggregate amount actually contested in the Statement of Objections by NMHI in respect of such Disputed Amounts, as determined by the Independent Accountant.

(f) Following determination of the final Closing Net Assets in accordance with this Section 4, if the amount of the final Closing Net Assets is not equal to the Estimated Principal Amount, then the Credit Documents shall automatically and with no action required on the part of any party thereto be deemed amended such that, with effect from the date hereof, the original Principal Amount shall be deemed to equal the absolute value of the final amount of Closing Net Assets; provided that, notwithstanding anything to the contrary herein, in no event shall the Principal Amount be greater than $150,000,000. In the event that the final amount of Closing Net Assets determined in accordance with this Section 4 is equal to the Estimated Principal Amount, then the original Principal Amount under the Credit Documents shall be the Estimated Principal Amount.

5. Indemnity. From and after the date hereof the Company shall defend, indemnify and hold harmless NMHI and each of its subsidiaries (excluding, for the avoidance of doubt, the Company and the Contributed Companies) from and against all liabilities reflected on the Unaudited Carve-Out Balance Sheet and (without duplication) the Closing Net Assets Statement.

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6. Legacy Guarantees. To the extent NMHI or any of its subsidiaries (excluding, for the avoidance of doubt, the Company and the Contributed Companies) are party to any agreement whereby NMHI and/or any such subsidiary is a guarantor of any of the liabilities set forth on the Carve-Out Balance Sheet or Closing Net Assets Statement, from and after the date hereof the Company shall use reasonable best efforts to release NMHI and/or such subsidiary from such guarantees, including if necessary by substituting the Company or a subsidiary of the Company as the guarantor.

7. Management Agreements. Simultaneously herewith, Navios Ship Management Inc., on the one hand, and NMHI, on the other hand, are entering into the Management Agreements.

8. Entire Agreement. This Agreement, including the Credit Documents and the Management Agreements, represent the entire agreement between the Parties with respect to the transactions contemplated hereby and supersede all prior agreements with respect thereto, whether written or oral.

9. Benefit. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs and permitted assigns.

10. Further Assurances. The Parties agree to execute any and all documents and instruments and to perform such other acts as may be reasonably necessary or expedient to further the purposes of this Agreement and the transactions contemplated by this Agreement, including, without limitation, pursuant to Section 4(f).

11. Modification/Waiver. No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless in writing and signed by the Party against which the enforcement of such modification, waiver, amendment, discharge or change is or may be sought.

12. Law and Arbitration. This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment then in force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association’s (LMAA) Terms current at the time when the arbitration is commenced. Save as after mentioned, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two arbitrators so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) calendar days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) calendar days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator. In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

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13. Counterparts. This Agreement may be executed in one or more counterparts with the same effect as if all of the Parties had executed one counterpart. Executed signature pages to this Agreement may be delivered by facsimile or .pdf and such facsimiles and .pdfs will be deemed sufficient as if actual signature pages had been delivered.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their authorized signatories as of the date first written above.

NAVIOS SHIPMANAGEMENT HOLDINGS CORPORATION

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Vice-President

[Signature Page to Contribution Agreement]

NAVIOS SHIPMANAGEMENT INC.

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Treasurer

[Signature Page to Contribution Agreement]

NAVIOS TANKERS MANAGEMENT INC.

By:	/s/ Efstratios Desypris
Name: Efstratios Desypris
Title: President

[Signature Page to Contribution Agreement]

NAVIOS CONTAINERS MANAGEMENT INC.

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Treasurer

[Signature Page to Contribution Agreement]

KLEIMAR LTD

By:	/s/ George Akhniotis
Name: George Akhniotis
Title: Secretary

[Signature Page to Contribution Agreement]

NAVIOS CORPORATION MANAGEMENT INC.

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Secretary

[Signature Page to Contribution Agreement]

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ George Akhniotis
Name: George Akhniotis
Title: Chief Financial Officer

[Signature Page to Contribution Agreement]

SCHEDULE 1

CONTRIBUTED INTERESTS

Contributed Company	Contributed Interests
Navios Shipmanagement Inc.	100% of equity interests
Navios Tankers Management Inc.	100% of equity interests
Navios Containers Management Inc.	100% of equity interests
Kleimar LTD	100% of equity interests
Navios Corporation Management Inc.	100% of equity interests

SCHEDULE 2

NET ASSET LINE ITEMS

ASSETS

Cash and cash equivalents

Restricted cash

Due from related parties, current

Prepaid expenses and other current assets (excluding amounts due from Parent)

LIABILITIES

Trade and other payables

Due to related parties, current

Retirement benefits

Long term payable to related parties

SCHEDULE 3

UNAUDITED COMBINED CARVE-OUT BALANCE SHEET OF THE CONTRIBUTED

COMPANIES AS AT JUNE 30, 2019

EXHIBIT A

CREDIT DOCUMENTS

[See attached]

EXHIBIT B

FORM OF MANAGEMENT AGREEMENT

[See attached]

EXHIBIT C

FORM OF ADMINISTRATIVE SERVICES AGREEMENT

[See attached]